EXHIBIT 4.9

Palladium Capital Advisors, LLC

230 Park Avenue, Suite 539

New York, New York 10169

Tel (646) 485-7297     Fax (646) 390-6328

Email jp@palladiumcapital.com

March 26, 2008

Mr. Harmel S. Rayat

Authorized Officer

INTERNATIONAL ENERGY, INC.

Suite 216 – West 1st Avenue

Vancouver, BC  V6J 1G1

Re:

Placement Agent Agreement

Dear Mr. Rayat:

This will confirm the understanding and agreement (the “Agreement”) between PALLADIUM CAPITAL ADVISORS, LLC, a Delaware limited liability company (“Palladium”), and INTERNATIONAL ENERGY, INC., a Nevada corporation (the “Company”), as follows:

1.

The Company hereby engages Palladium on a best efforts non-exclusive basis as to introduce the Company to a limited number of institutional, accredited individuals or strategic investors (the “Investors”) with respect to the Company’s private placement (the “Transaction”) of up to 4,000,000 units (the “Units”) at a price per unit of $0.60; each Unit consists of one (1) share (the “Unit Shares”) of the Company’s common stock, $0.001 par value per share, and one (1) Series B Non-redeemable Warrant to purchase a share of common stock at $0.60 per share for a period of 24 months from the date of issuance (the “Series B Warrants”); the Unit Shares and the Series B Warrants are collectively herein referred to as the “Securities.”  For purposes hereof, the term “Securities” also includes a convertible loan or other type of investment convertible into or exchangeable for or otherwise linked to the equity of the Company.

2.

The Company acknowledges and agrees that Palladium will be using, and relying upon, the Company to furnish Palladium with written materials and information, including but not limited to financial statements, to be provided to potential Investors (the “Materials”) describing the Company and the concerning the Company’s business, operations, assets, liabilities and receivables, and Palladium will be using, and relying upon, such Materials supplied by the Company, its officers, agents, and others and any other publicly available information without any independent investigation or verification thereof or independent appraisal by Palladium of the Company or its business or assets.  Palladium does not assume responsibility for the accuracy or completeness of the Materials, including but not limited to any disclosure materials related to the Transaction, except for such information that is provided in writing by Palladium to the Company that is independently produced by Palladium and not based on Materials provided by the Company or information available from generally recognized public sources.  The Company shall provide Palladium with access to the Company’s officers, directors, accountants, counsel and other advisors, and shall keep Palladium fully informed of any events that might have a material effect on the financial condition of the Company.  The Company represents and warrants to Palladium that all information concerning the Company, including, without limitation, all information contained in the Materials, will be true, complete and accurate in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which such statements are made.  If at any time prior to the completion of a Transaction an event occurs which would cause the Materials (as supplemented or amended) to contain an untrue statement of a material fact or to omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will notify Palladium immediately of such event.

3.

The Company agrees to pay Palladium a total aggregate consideration for its services hereunder an aggregate of 100,000 Units, which Units (or underlying securities) will not have registration rights.

4.

The Company agrees to provide indemnification as set forth in Annex A attached hereto and made a part hereof.

5.

Any Materials, information or advice given to the Company by Palladium under this Agreement shall not be publicly disclosed or made available to third parties without Palladium’s prior consent.

6.

Nothing contained in this Agreement shall limit or restrict the right of Palladium or of any member, employee, agent or representative of Palladium, to be a shareholder, member, partner, director, officer, employee, agent or representative of, or to engage in, any other business, whether of a similar nature or not, nor to limit or restrict the right of Palladium to render services of any kind to any other corporation, company, firm, individual or association.

7.

The failure or neglect of the parties hereto to insist, in any one or more instances, upon the strict performance of any of the terms or conditions of this Agreement, or their waiver of strict performance of any of the terms or conditions of this Agreement, shall not be construed as a waiver or relinquishment in the future of such term or condition, but the same shall continue in full force and effect.

8.

Any notices hereunder shall be in writing, and shall be sent to the Company and to Palladium at their respective addresses set forth above.  Any notice shall be given by registered or certified mail, postage prepaid, and shall be deemed to have been given when deposited in the United States mail.  Either party may designate any other address to which notice shall be given by giving written notice to the other party of such change of address in the manner herein provided.

9.

This Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto.

10.

This Agreement contains the entire agreement between the parties, may not be altered or modified, except in writing and signed by the party to be charged thereby, and supersedes any and all previous agreements between the parties relating to the subject matter hereof.

11.

Palladium will not have any rights or obligations in connection with the sale and purchase of the Securities contemplated by this Agreement except as expressly provided in this Agreement.  In no event will Palladium be obligated to purchase the Securities for its own account or for the accounts of its customers.  Palladium will have the right, but not the obligation, however, to determine the allocation of the Securities among potential purchasers introduced by Palladium, provided that such allocation is reasonably acceptable to the Company.

12.

Palladium is acting as advisor and is not an expert on, and cannot render opinions regarding, legal, accounting, regulatory, or tax matters. The Company should consult with its other professional advisors concerning these matters before undertaking any Transaction.

13.

This Agreement has been made in the State of New York and shall be construed and governed in accordance with the laws thereof without giving effect to principles governing conflicts of law.  The parties irrevocably agree that any legal action or proceeding under, arising out of or in any manner relating to this Agreement shall be brought exclusively in any court of competent jurisdiction in the County of New York, State of New York.  Each of the parties, by its execution and delivery of this Agreement, expressly and irrevocably assents and submits to the jurisdiction of any of such courts in any such action or proceeding.  The parties further irrevocably consent to the service of any complaint, summons, notice or other process relating to any such action or proceeding by delivery thereof to such party by hand or by registered or certified mail in the manner prescribed in Section 8 hereof.  The parties further irrevocably consent that any judgment rendered by such court in the State of New York may be entered in other court having competent jurisdiction thereof.

[Signature page follows]

Palladium is delighted to accept this engagement and looks forward to working with you on this assignment.  Please confirm that the foregoing correctly sets forth our understanding by signing the enclosed duplicate of this letter in the space provided and returning it, whereupon this letter shall constitute a binding agreement as of the date first above written.

Very truly yours,

PALLADIUM CAPITAL ADVISORS, LLC

By: /s/ Joel Padowitz

Joel Padowitz, Chief Executive Officer

ACCEPTED AND AGREED

AS OF THE DATE FIRST

ABOVE WRITTEN:

INTERNATIONAL ENERGY, INC.

By: /s/ Harmel S. Rayat

Harmel S. Rayat, Authorized Officer

[Annex A follows]

Annex A

Indemnification Provisions

In connection with the engagement of Palladium by the Company pursuant to the Agreement, the Company hereby agrees as follows:

1.

In connection with or arising out of or relating to the engagement of Palladium under the Agreement, or any actions taken or omitted, services performed or matters contemplated by or in connection with the Agreement, the Company agrees to reimburse Palladium, its affiliates and their respective members, officers, employees, agents and controlling persons (each an “Indemnified Party”) promptly upon demand for actual, out-of-pocket expenses (including reasonable fees and expenses for legal counsel) as they are incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim, or any litigation, proceeding or other action in respect thereof (collectively, a “Claim”).  The Company also agrees (in connection with the foregoing) to indemnify and hold harmless each Indemnified Party from and against any and all out-of-pocket losses, claims, damages and liabilities, joint or several, to which any Indemnified Party may become subject, including any amount paid in settlement of any litigation or other action (commenced or threatened) to which the Company shall have consented in writing (such consent not to be unreasonably withheld), whether or not any Indemnified Party is a party and whether or not liability resulted; provided, however, that the Company shall not be liable pursuant to this paragraph in respect of any loss, claim, damage or liability to the extent that a court or other agency having competent jurisdiction shall have determined by final judgment (not subject to further appeal) that such loss, claim, damage or liability was incurred solely as a direct result of the willful misconduct or gross negligence of such Indemnified Party.  The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Company or its partners, security holders or creditors related to or arising out of the engagement of Palladium pursuant to, or the performance by Palladium of the services contemplated by, this Agreement except to the extent that any loss, claim, damage or liability is determined in a final judgment (not subject to further appeal) by a court to have resulted solely from willful misconduct or gross negligence of Palladium.

2.

An Indemnified Party shall have the right to retain separate legal counsel of its own choice to conduct the defense and all related matters in connection with any Claim.  The Company shall pay the reasonable fees and expenses of such legal counsel, and such counsel shall to the fullest extent, consistent with its professional responsibilities, cooperate with the Company and any legal counsel designated by the Company.

3.

The Company will not, without the prior written consent of each Indemnified Party, settle, compromise or consent to the entry of any judgment in any pending or threatened Claim in respect of which indemnification may be reasonably sought hereunder (whether or not any Indemnified Person is an actual or potential party to such Claim), unless such settlement, compromise or consent includes an unconditional, irrevocable release of each Indemnified Person against whom such Claim may be brought hereunder from any and all liability arising out of such Claim.

4.

In the event the indemnity provided for in paragraphs 1 and 2 of this Annex A is unavailable or insufficient to hold any Indemnified Party harmless, then the Company shall contribute to amounts paid or payable by an Indemnified Party in respect of such Indemnified Party’s losses, claims, damages and liabilities as to which the indemnity provided for in paragraphs 1 and 2 of this Annex A is unavailable or insufficient (i) in such portion as appropriately reflects the relative benefits received by the Company, on the one hand, and the Indemnified Party, on the other hand, in connection with the matters as to which losses, claims, damages or liabilities relate, or (ii) if the allocation provided by (i) above is not permitted by applicable law, in such proportion as appropriately reflects not only the relative benefits referred to in clause (i) but also  the relative fault of the Company, on the one hand, and the Indemnified Parties, on the other hand, as well as any other equitable considerations.  The amounts paid or payable by a party in respect of losses, claims, damages and liabilities referred to above shall be deemed to include any reasonable legal or other out-of-pocket fees and expenses incurred in defending any litigation, proceeding or other action or claim.  Notwithstanding the provisions hereof, Palladium’s share of the liability hereunder shall not be in excess of the amount of fees actually received by Palladium under the Agreement (excluding any amounts received as reimbursement of expenses by Palladium).

5.

In the event any Indemnified Party is requested or required to appear as a witness in any action, suit or proceeding brought by or on behalf of or against the Company or any affiliate or any participant in a Transaction covered hereby in which such Indemnified Party is not named as a defendant, the Company agrees to reimburse Palladium and such Indemnified Party for all reasonable disbursements incurred by them in connection with such Indemnified Party’s appearing and preparing to appear as a witness, including, without limitation, the fees and disbursements of their legal counsel, and to compensate Palladium and such Indemnified Party in an amount to be mutually agreed upon.

6.

All amounts due under the Indemnification Provisions of this Annex A shall be payable within ten (10) days after written notice of such event giving rise to the indemnification obligations, and if not paid within such 10-day period, such amounts shall bear interest at a rate of 1.5% per month or at the highest rate permitted under the laws of the State of New York, whichever rate is lower.

7.

These Indemnification Provisions shall remain in full force and effect in connection with the transactions contemplated by the Agreement whether or not consummated, and shall survive the expiration or termination of the Agreement, and shall be in addition to any liability that the Company might otherwise have to any Indemnified Party under the Agreement or otherwise.

8.

Each party hereto consents to personal jurisdiction and service of process and venue in any court in the State of New York in which any claim for indemnity is brought by any Indemnified Person.

PALLADIUM CAPITAL

INTERNATIONAL ENERGY, INC.

ADVISORS, LLC

By: /s/ Joel Padowitz

By: /s/ Harmel S. Rayat

Joel Padowitz

Harmel S. Rayat

Chief Executive Officer

Authorized Officer